FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  March 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

March 22, 2007

Minco Silver announces  assay results of the first 11 holes of the Phase III drilling program on its Fuwan Silver Project located in southwest China. The Phase III drilling program was highly successful and consisted of 30 holes, for a total of 7,009 metres, drilled on the western side of the deposit from section 35 from the West to section 12 to the East.  The program was designed to increase the drill density to 80 metres by 80 metres with numerous assay grades for the first 11 holes far exceeding the previous deposit average estimated by P&E Mining Consultants Inc. in November of 2005 (revised and updated in November of 2006).  The assays results for the first 11 holes are highlighted by hole FW0025 (329.81 g/t silver over 15.35m), hole FW0040 (581.52 g/t silver over 2.90m), hole FW0041 (458.12 g/t silver over 12.15m), hole FW0053 (1,223.75 g/t silver over 3.96m), and hole FW0025 (388.64 g/t silver over 7.54m).

The Registrant is a majority shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated March 22, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Ken Z. Cai

Date:   March 22, 2007

Ken Z. Cai

President, CEO & Director

Exhibit 2.1

TSX: MSV
For Immediate Release	March 22, 2007

NEWS RELEASE

MINCO SILVER RELEASES EXCELLENT ASSAY RESULTS

FROM PHASE III DRILLING PROGRAM ON FUWAN SILVER PROJECT

Minco Silver Corporation (TSX: MSV) is pleased to report the assay results of the first 11 holes of the Phase III drilling program on its Fuwan Silver Project located in southwest China. The Phase III drilling program was highly successful and consisted of 30 holes, for a total of 7,009 metres, drilled on the western side of the deposit from section 35 from the West to section 12 to the East.  The program was designed to increase the drill density to 80 metres by 80 metres with numerous assay grades for the first 11 holes far exceeding the previous deposit average estimated by P&E Mining Consultants Inc. in November of 2005 (revised and updated in November of 2006).

The assays results for the first 11 holes are highlighted by hole FW0025 (329.81 g/t silver over 15.35m), hole FW0040 (581.52 g/t silver over 2.90m), hole FW0041 (458.12 g/t silver over 12.15m), hole FW0053 (1,223.75 g/t silver over 3.96m), and hole FW0025 (388.64 g/t silver over 7.54m).

Detailed results for the first 11 core drill holes are provided below:

Hole	Section	From (m)	To (m)	Intercept (m)	Average Grade
					Au(g/t)	Ag(g/t)	Pb(%)	Zn(%)
FW0025	39	115.50	118.90	3.40	0.28	345.18	0.10	0.15
		182.85	198.20	15.35	0.17	329.81	0.52	0.99
FW0040	31	185.00	187.90	2.90	0.13	581.52	0.96	0.54
FW0041	31	170.25	182.40	12.15	0.57	458.12	0.36	0.68
FW0049	15	230.03	231.03	1.00	0.15	115.00	0.02	0.06
		245.48	246.48	1.00	0.18	240.00	0.13	0.09
FW0051	7	321.60	321.85	0.25	0.04	713.00	0.21	0.39
FW0053	7	284.29	288.25	3.96	0.22	1223.74	0.98	2.02
		300.55	302.02	1.47	0.10	501.52	0.19	1.14
FW0055	0	194.89	197.63	2.74	0.17	126.17	0.06	0.25

FW0061	12	132.52	133.52	1.00	0.36	112.00	0.06	0.05
		148.00	149.50	1.50	0.04	348.50	1.01	0.17
		178.16	179.24	1.08	0.08	165.50	1.26	4.43
		204.43	207.20	2.77	0.06	386.20	1.66	3.50
		211.45	213.65	2.20	0.07	106.30	0.28	2.35
FW0062	23	222.24	226.34	4.10	0.34	268.00	0.07	0.21
		230.52	238.06	7.54	0.21	388.64	0.59	1.23
		261.04	264.48	3.44	0.19	233.57	0.28	2.55
		269.06	269.56	0.50	0.07	700.00	3.99	3.76
		284.00	284.58	0.58	0.10	173.75	0.58	1.76
FW0063	23	188.22	191.22	3.00	0.11	311.33	0.12	0.16
		199.22	200.22	1.00	0.08	308.00	0.18	0.26
FW0064	23	221.80	237.00	15.20	0.11	130.93	0.14	0.53

Samples were prepared and assayed at PRA Kunming lab (Process Research Associated Ltd.) with supervision of a certified BC assayer. Silver was assayed with fire assay and AAS or Gravimetric finish. Assay results were further checked at PRA’s Vancouver lab as an external check.  Reference materials were inserted by Minco staff geologists as a further assay control.  This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board, and designated Qualified Person.

About Minco Silver

Minco Silver Corporation is a TSX company focusing on the acquisition and development of silver dominant projects in China.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) (TSX:MMM/AMEX:MGH) and Silver Standard Resources (TSX:SSO).  For more information on Minco and our properties, please visit the website at www.mincosilver.ca  or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.